UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    Barry Feirstein
    Feirstein Capital Management, L.L.C.
    390 Park Avenue
    4th Floor
    New York, New York 10022

2.  Issuer Name and Ticker or Trading Symbol

    Strategic Distribution, Inc.
    STRD

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year

    6/01

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner* ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person

                                             TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                                 DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7. Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |   Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |   Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|   Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |   (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |             |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock             6/19/01         S                3,000     D  8.95        238,000            I              *
Common Stock             6/19/01         S                4,000     D  8.95        238,000            I              *
Common Stock             6/20/01         S                3,200     D  7.96        238,000            I              *
Common Stock             6/20/01         S                1,380     D  7.96        238,000            I              *
Common Stock             6/20/01         S                  450     D  7.96        238,000            I              *
Common Stock             6/20/01         S                  680     D  7.96        238,000            I              *
Common Stock             6/20/01         S                 1790     D  7.96        238,000            I              *
Common Stock             6/21/01         S                 2700     D  7.62        238,000            I              *
Common Stock             6/21/01         S                 1930     D  7.62        238,000            I              *
Common Stock             6/21/01         S                 1870     D  7.62        238,000            I              *
Common Stock             6/22/01         S                 3600     D  7.60        238,000            I              *
Common Stock             6/22/01         S                  460     D  7.60        238,000            I              *
Common Stock             6/22/01         S                 2330     D  7.60        238,000            I              *
Common Stock             6/22/01         S                 2110     D  7.60        238,000            I              *
Common Stock             6/25/01         S                 5200     D  7.54        238,000            I              *
Common Stock             6/25/01         S                 2190     D  7.54        238,000            I              *
Common Stock             6/25/01         S                 5110     D  7.54        238,000            I              *
Common Stock             6/26/01         S                 5800     D  7.35        238,000            I              *
Common Stock             6/26/01         S                 4240     D  7.35        238,000            I              *
Common Stock             6/26/01         S                 3660     D  7.35        238,000            I              *
Common Stock             6/27/01         S                 1300     D  7.65        238,000            I              *
Common Stock             6/27/01         S                   60     D  7.65        238,000            I              *
Common Stock             6/27/01         S                 1400     D  7.65        238,000            I              *
Common Stock             6/27/01         S                  240     D  7.65        238,000            I              *
Common Stock             6/28/01         S                 3200     D  7.50        238,000            I              *
Common Stock             6/28/01         S                 4300     D  7.50        238,000            I              *
Common Stock             6/29/01         S                 2400     D  7.40        238,000            I              *
Common Stock             6/29/01         S                 3400     D  7.40        238,000            I              *
---------------------------------------------------------------------------------------------------------------------------------


                                              TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                                  DISPOSED OF, OR BENEFICIALLY OWNED


                             2




1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

                   |             |            |      |     |        |        |         |         |        |            |
                   l             l            l      l     l        l        l         l         l        l            l


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |

Explanation of Responses:

* The Reporting Person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Signature of Reporting Person:

/s/Barry R. Feirstein
__________________________
Barry R. Feirstein

Date: August 7, 2001

**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).




































00618001.CA2